Exhibit 21.01

Intelligent Communication Enterprise Corporation
Wholly Owned Subsidiaries of the Company
(as of December 31, 2010)

Mobiclear Limited	United Kingdom
Mobiclear Inc.	British Virgin Islands
ICE Mobile Sdn. Bhd.	Malaysia
ICE Messaging Pte. Ltd.	Singapore